UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of January, 2007

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
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                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

[LOGO - TELEVISA]                                     PRESS RELEASE
                                                      FOR IMMEDIATE RELEASE
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              MEXICAN SUPREME COURT RESOLVES CONSTITUTIONALITY
                         OF THE GAMING REGULATIONS

Mexico City, January 23, 2007--Grupo Televisa S.A.B. (NYSE:TV;  BMV:TLEVISA
CPO) confirms that the Mexican Supreme Court of Justice, during yesterday's session, declared the provisions of the Gaming Regulations ("Reglamento de la Ley Federal de Juegos y Sorteos") as constitutional, pursuant to which, among other legal provisions, the Ministry of the Interior ("Secretaria de Gobernacion") granted our gaming permit.

Grupo   Televisa,   S.A.B.,   is  the   largest   media   company   in  the
Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, gaming, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States, and in La Sexta, a free-to-air television venture in Spain.

                                    ###

TELEVISA INVESTOR RELATIONS CONTACTS:          MEDIA RELATIONS CONTACTS:

MICHEL BOYANCE / ALEJANDRO EGUILUZ             MANUEL COMPEAN
Tel: +52 (55) 5261-2445                        Tel: +52 (55) 5728-3815
Fax: +52 (55) 5261-2494                        Fax: + 52 (55) 5728-3632
ir@televisa.com.mx                             mcompean@televisa.com.mx
------------------                             ------------------------

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          GRUPO TELEVISA, S.A.
                                          -------------------------------------
                                                   (Registrant)


Dated: January 23, 2007                   By     /s/ Jorge Lutteroth Echegoyen
                                                 ------------------------------
                                          Name:  Jorge Lutteroth Echegoyen
                                          Title: Controller, Vice President